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                                                                   EXHIBIT 99.1

Investment Banking Evaluation Agreement - 6/18/03


                     INVESTMENT BANKING EVALUATION AGREEMENT

INVESTMENT BANKING EVALUATION AGREEMENT dated as of the 18th day of June 2003, by and between RUBIN INVESTMENT GROUP, INC. ("RIG"), with a principal place of business at 405 Lexington Avenue, 50th Floor, New York, New York 10174, and AUGRID CORPORATION (Stock Symbol: AGRD) the "Company", with a principal place of business at 2275 E. 55th Street, 2nd Floor, Cleveland, Ohio 44103.

                              W I T N E S S E T H:
                               - - - - - - - - - -

WHEREAS, the Company desires that RIG engage in due diligence of the Company, subject to the terms and conditions herein. RIG will furnish to Company a twelve page internal financing analysis "evaluation report" (upon completion of due diligence) which will include a detailed financial analysis of the Company and its financial projections. The evaluation report will also provide a description of the company and industry, including comparables. The evaluation report will be completed and delivered directly to MJ Shaheed of AuGRID Corporation thirty
(30) days from date contract is executed by RIG.

NOW, THEREFORE, the parties hereto agree as follows:

1. DUE DILIGENCE. RIG shall engage in due diligence of the Company, as it deems appropriate. In order for RIG


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Investment Banking Evaluation Agreement - 6/18/03

         to conduct a thorough financial analysis of the company, the Company shall provide RIG with financial information, including public filings and historical financial statements, corporate business plans, sales contracts, customer acquisitions or lists and letters of intent for other business activities. To analyze both the current and historical trading activities of the Company, RIG will need to review Depository Trust Company (DTC) Sheets, Shareholder Lists, Names of Beneficial Owners (NOBO) lists and such other information reasonably requested by RIG.

2. TERM. This Agreement shall be for the period of two (2) months from the date contract is executed by both parties.

3. COMPENSATION. As compensation to RIG for performing due diligence and coordinating the listing of the Company on another stock exchange, but not including any capital raising activities associated with the listing, the Company shall make a non-refundable cash payment fee of fifty thousand dollars ($50,000) or grant to RIG fifty million options (50,000,000) to purchase common stock of AuGRID Corporation (Stock Symbol: AGRD) at $.01 per share (bid price at the close of Tuesday 6-17-2003 was $.00769). The Company agrees to register the shares underlying this option on a Form S-8 Registration statement by Friday 6-20-2003 for whatever number of shares are available under the authorized number of shares outstanding by their Articles of Incorporation as filed with the State of Nevada. In the event that the Articles of Incorporation for Company need to be amended to increase the number of shares authorized, the company will do this by Friday 6-27-2003 and file an additional S-8 for all unregistered shares underlying the options herein by same date. It is anticipated that RIG will receive the shares or the fifty thousand dollars ($50,000) by Monday 6-23-2003. In the event that RIG exercises its options under this agreement and is not paid the fifty thousand dollars,


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Investment Banking Evaluation Agreement - 6/18/03

($50,000), RIG will pay for the 50,000,000 shares upon confirmation by Company's transfer agent that the stock has been placed in DTC form in RIG's accounts.

4. INDEPENDENT CONTRACTORS. RIG is an independent contractor and not an agent, servant or employee of the Company. RIG shall have no authority to bind the Company.

5. LIQUIDATED DAMAGES. If the Company does not pay the $50,000 cash compensation to RIG by Monday June 23rd, 2003, then RIG shall be entitled to liquidated damages in the amount of $50,000 in the event that, also as per section 3 of this agreement, the option exercise is not granted and shares issued OR the registration statement for the shares underlying those 50,000,000 options as agreed herein is not filed by June 23rd, 2003.

5. CONFIDENTIALITY. RIG agrees that it will not at any time during the term of this Agreement and at any time thereafter, disclose any confidential knowledge or information regarding the Company to any persons unless it receives the written consent of the Company to such disclosure or the information ceases to be confidential by reason of (i) its public disclosure by the Company, (ii) its becoming generally and publicly known, or (iii) its becoming known to RIG through a third party who is not bound by any Confidentiality Agreement.

6. NON-DISCLOSURE. No person or entity, other than the Company, shall be entitled to make use of or rely upon the advice, services or materials rendered or prepared by RIG hereunder and the Company shall not directly or indirectly disseminate, distribute or otherwise make available any advice, services or materials prepared by RIG without prior RIG consent.


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Investment Banking Evaluation Agreement - 6/18/03


7. NO LIABILITY AND INDEMNIFICATION. With regard to the services to be performed by RIG pursuant to the terms of this agreement, RIG shall not be liable to the Company, or anyone who may claim any right due to any relationship with the Company, for any acts, omissions, in the performance of services on the part of RIG or on the part of the agents, or employees of RIG, except when said acts, errors, or omissions of RIG are due to willful misconduct or gross negligence. The Company shall hold RIG free and harmless from any obligations, costs, claims, judgments, attorney's fees, and attachments arising from or growing out of the services rendered to the Company pursuant to the terms of this agreement or in any way connected with rendering of services, except when the same shall arise due to the willful misconduct or gross negligence of RIG, and RIG is adjudged to be guilty of willful misconduct or gross negligence by a court of competent jurisdiction. In such event, no action shall be entertained by said court or any court of competent jurisdiction if filed more than one (1) year subsequent to the date of the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

     In the absence of gross negligence, neither RIG nor any associate, officer, employee, affiliate, director, or stockholder of RIG shall be subject to any liability to the Company or to any officer, employee, director or stockholder of the Company, for any act or omission in the course of, or in connection with, or for any error, inaccuracy, or omission, material or otherwise, which may appear in any review document or other information furnished to or on behalf of the Company.

     If for any reason the foregoing indemnification is unavailable to RIG or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by RIG as a result of such loss, claim, damage, or liability in such proportion as is


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Investment Banking Evaluation Agreement - 6/18/03

Investment Banking Evaluation Agreement - 6/18/03

appropriate to reflect not only the relative benefits received by the Company, its shareholders and/or its affiliates on the one hand and RIG on the other but also the relative fault of the Company and RIG, as well as any relevant equitable considerations.

8. MISCELLANEOUS. This Agreement embodies the entire agreement and understanding of the parties hereto and supercedes all prior agreements and understandings, written or oral, relating to the subject matter hereof, and may not be modified or amended or any of its terms or provisions waived or discharged, except in writing, signed by the party against whom such modification, waiver or discharge is sought to be enforced.

This Agreement is not assignable without the prior written consent of the other party. The obligations of RIG hereunder are intended solely for the benefit of the Company and RIG shall not have any obligations hereunder to any parties other than the Company.

Each of RIG and the Company represents that this Agreement has in all respects been duly authorized, executed and delivered by and on behalf of itself. The covenants of the Company contained in the paragraphs under the headings "No Liability and Indemnification" and "Non-Disclosure" shall survive expiration of the term. During the term, RIG shall be free to consult and conduct business for and with others, including competitors of the Company and to engage in activities similar to those contemplated hereunder whether for its own account or for the account of others. All rights and obligations in connection herewith shall be interpreted, construed and enforced in accordance with and governed by the applicable laws of the State of California. RIG and the Company consent to the jurisdiction


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Investment Banking Evaluation Agreement - 6/18/03

of the Federal and State courts located in Los Angeles, CA for the commencement of any action arising out of this Agreement.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and date first above written.


                                            RUBIN INVESTMENT GROUP, INC.


                                            By:  /s/ Dan Rubin
                                                 -----------------------------
                                            Dan Rubin
                                            Chief Executive Officer


                                            AUGRID CORPORATION


                                            By:  /s/ MJ Shaheed
                                                 ----------------------------
                                                MJ Shaheed
                                                Chairman and Chief Executive
                                                Officer


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